NEWS RELEASE

North American Palladium Announces Third Quarter 2011 Results

All figures are in Canadian dollars except where noted.

Toronto, Ontario, November 2, 2011 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE Amex: PAL) today announced financial and operational results for the third quarter ended September 30, 2011.

Q3 Highlights

•	Production of approximately 35,000 ounces of payable palladium at a cash cost1 of US$496 per ounce;

•	Realized palladium price of US$769 per ounce, giving an operating margin of US$273 per ounce, and total operating margin of US$9.5 million for the palladium produced;

•	Revenue of $38.3 million;

•	EBITDA of $1.7 million;

•	Adjusted EBITDA of $2.8 million;

•	Invested $38.5 million in the Lac des Iles (“LDI”) mine expansion ($99.1 million year to date);

•	Invested $8.3 million in the Vezza gold project ($20.9 million year to date); and

•	Raised $72 million in 9.25% term debt financing that closed subsequent to quarter end.

“During a very active development period, our LDI palladium mine achieved steady operational results in the third quarter,” said William J. Biggar, President and Chief Executive Officer.  “With the mine expansion being our top priority, our revised 2011 mine plan allowed us to mitigate some of the logistical constraints identified earlier this year, enabling us to keep the mine expansion on schedule to begin mining via shaft in the fourth quarter of 2012.”

Mr. Biggar added: “As we near the end of the year and reflect on the progress made to date, I look forward to 2012 and seeing the rewards of the significant investments we have made to date to transition the Company into a mid-tier precious metals producer.”

Financial Results2

Revenue in the third quarter was to $38.3 million, compared to $38.5 million in the same quarter last year.  Revenue was $32.7 million from LDI, and $5.6 million from the gold division.

Net loss for the quarter ended September 30, 2011 was $2.8 million or $0.02 per share compared to a net income of $2.8 million or $0.02 per share in the same quarter last year.

EBITDA1 was $1.7 million for the third quarter, compared to $5.4 million in the same quarter last year.  EBITDA1 decreased due to lower earnings ($5.6 million), partially offset by higher depreciation and amortization ($0.7 million).   Adjusted EBITDA1 for the third quarter (which excludes exploration expenses and gain on disposal of equipment) was $2.8 million, compared to $12.5 million in 2010.

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In the third quarter, cash from operating activities was $3.1 million, before changes in non-cash working capital, or $0.02 per share, as compared to $6.1 million, or $0.04 per share, in the corresponding period in 2010. This decrease is primarily due to lower net income of $3.9 million (including $0.7 million increased depreciation and amortization) and an increase in gains on disposal of equipment ($1.0 million), partially offset by an increase of deferred income and mining tax expense ($2.4 million).

As at September 30, 2011, the Company had approximately $95.7 million in working capital, including $37.5 million cash on hand.  Subsequent to the quarter end, the Company closed a $72.0 million term debt financing which included the sale of senior secured notes by way of a private placement with Sprott Resource Lending Corp. as the lead investor.  The notes mature on October 4, 2014 (subject to a one year extension at the option of the Company) and bear interest at a rate of 9.25%.  The Company also issued one warrant with each note.  Each warrant entitles the holder to purchase 0.35 ounces of palladium at a purchase price of US$620 per ounce, anytime up to October 4, 2014.  If the warrants are exercised, the Company has the option to pay the amount owing to the warrant holder in either cash or common shares priced at a 7% discount to market.

“The Company’s growth investments continue to be supported by a strong balance sheet,” said Jeffrey A. Swinoga, Vice President, Finance and Chief Financial Officer.  “With the debt financing completed, combined with our cash, operating line of credit, and cash flow from operations, the Company has the financial resources to accomplish our current mine expansion objectives.”

Operational Update

Lac des Iles Palladium Mine

During the third quarter, the Company produced 34,871 ounces of payable palladium, at total cash costs1 (net of byproduct credits) of US$496 per ounce.  For the nine months ended September 30, 2011, the Company produced 112,503 ounces of payable palladium, at total cash costs1 of US$436 per ounce.  Management is maintaining its guidance for 2011 production of 145,000 to 155,000 ounces of payable palladium at a cash cost in the range of US$450 per ounce.

LDI’s cash costs in the third quarter were higher than the Company’s 2011 annual forecast of US$450 per ounce due primarily to lower grades processed by the mill, and due in part to higher spending on contractor costs on surface to process stockpiles of oversized ore.  The cash costs were also adversely affected by the precipitous decline in September in the value of LDI’s provisionally priced by-product metals, which increased cash costs by approximately US$35 per ounce.

Third quarter production at the LDI mine included the blending of underground ore with surface stockpiles.  The average palladium head grade at the mill during the third quarter was 3.5 grams per tonne.  The decreased head grade during the third quarter resulted from processing more lower grade surface stockpiles than in past quarters.  For the nine months ended September 30, 2011, the milled head grade was 4.1 grams per tonne, which is in line with the Company’s guidance of 4.2 grams per tonne for 2011.  Quarterly variability in LDI’s production metrics is to be expected during the Company’s mine expansion transition phase, and reflects the planned mining sequence to mitigate logistical congestion between operations and the underground development activities.

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During the quarter, 477,923 tonnes of ore was extracted from underground and from the surface stockpiles.  The LDI mill processed 442,253 tonnes of ore at an average rate of approximately 10,500 tonnes per operating day, with a palladium recovery rate of 76.4%.

As previously disclosed, the Company is investigating the upper north and south resource extensions of the Roby Zone, which have the potential to provide an additional source of production ore in 2012.  During the third quarter the Company completed its definition drilling program on the upper north Roby Zone extension (to allow development planning to begin for this area of the Roby Zone resource), and has recently completed the access development extension drift in the upper south Roby Zone resource to conduct definition drilling during the fourth quarter.

During the third quarter, the Company made significant progress in advancing the critical aspects of its mine expansion and remains on schedule to commence production from Phase I of the shaft in the fourth quarter of 2012 at an increased mining rate of 3,500 tonnes per day.  Phase II entails sinking the shaft deeper and further increasing the mining rate to 5,500 tonnes per day in the first quarter of 2015, which is expected to increase production to over 250,000 ounces of palladium, at cash costs of approximately US$200 per ounce using current metal price assumptions.

During the quarter $38.5 million was invested in the mine expansion, bringing the total to $99.1 million for the nine month period ended September 30, 2011.  Recent mine expansion development highlights include:

•	Completed an updated mine expansion plan that capitalizes on the significant growth of the Offset Zone and various scope changes to further enhance the expansion;

•	Surface construction activities continued to progress to a scheduled completion date at the end of Q1, 2012;

•	Completed the 2.4-metre diameter Phase I shaft pilot raise to surface;

•	Awarded the Phase I shaft sinking contract and began mobilization activities for a Q4, 2011 start to shaft sinking activities;

•	Completed over 50% of the 456-metre long primary ventilation raise;

•	Exceeded internal lateral development forecast by 20% year to date;

•	Advanced ramp development to just below the 4,740 mine level, approximately 715 metres from surface; and

•	Began an engineering scoping study for the future underground backfill system.

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Sleeping Giant Gold Mine

While development at depth continues, mining at Sleeping Giant is focused above the 975-metre elevation – mining the lower grade remnant reserves left behind by the previous operator.  As the Company completes the development work at depth and refines its mining plan to reflect the labour-related challenges it faces, the goal is to reduce operating costs to achieve break-even cash flow for the balance of 2011.  Profitability from Sleeping Giant is expected to improve in 2012 when the Company will be mining from new deeper mine levels and continues to rationalize the overall cost structure.

Sleeping Giant produced 2,976 ounces of gold at a cash cost1 of US$1,869 per ounce in the third quarter. During the quarter, 14,322 tonnes of ore were hoisted and processed by the mill at an average head grade of 6.68 grams per tonne, with a gold recovery of 96.7%.  It should be noted that in July mining operations shut down for a two-week maintenance period to allow the development team to re-rope the hoist for the new shaft depth (1,275 metres). During that period, the Company also implemented a new shift schedule and restructuring plan aimed at optimizing operations, which came into effect when the mining crews returned after the maintenance shutdown. Along with the shift schedule change, a detailed operational review was initiated through a third party consultant to look for operational improvements in productivity to reduce operating costs per tonne.

The Company also made good progress during the quarter in the development work at depth which will be integral for improved profitability in 2012.  With the 200-metre mine shaft deepening and commissioning completed, underground development of the new mining levels is in progress.

Vezza Gold Project

Vezza is an advanced-stage gold project that is currently being advanced through surface and underground exploration and development towards a production decision expected by year-end. Vezza has potential to produce 39,000 ounces per year over a nine-year mine life.  The plan is to have Vezza’s ore processed at the nearby Sleeping Giant mill which is 85 kilometres away and accessible by provincial highway.  Gold production could begin in the first quarter of 2012.  Investment in the Vezza project totaled $8.3 million in the third quarter, and $20.9 million for the nine months ended September 30, 2011.

The development work at Vezza is progressing aggressively to have the project “production ready” in the first quarter of 2012.  Recent highlights include:

•	Advanced permitting (obtained Certificate of Authorization for 40,000-tonne bulk sample, and milling permit applied for and expected in the fourth quarter);

•
Secured contract with Promec Mining Inc., a local Val d’Or mining contractor, to provide the mining workforce at Vezza (total workforce including contractors is expected to be in the range of 150 people);

•	Progressed lateral development on levels 100, 200, 300, 450 and 550 and 650;

•	Completed excavation related to the ventilation raise and ore pass raise;

•	Completed 6,418 metres of underground diamond drilling in the third quarter (year to date, 6,258 metres were drilled from surface, and 12,285 metres from underground);

•	Completed an engineering study on the crown pillars and commenced the update of the Sleeping Giant mill tailings storage facilities expansion; and

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•	Commenced studies on backfill requirements and initiated the design of a cement slurry plant.

The production projection for Vezza is based upon internal technical and scientific information and mineral resources that are considered too speculative geologically to have an economic consideration applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the production projection will be materialized.

Outlook

Despite the recent volatility in the price of palladium arising from global macroeconomic concerns, the supply and demand fundamentals of palladium remain strong, and most forecasters continue to have a positive outlook.  A supporting factor behind the positive outlook for the metal’s future performance is the resilient industrial demand, increasing investment demand, and constrained global supply.

The Company plans to release detailed guidance for its 2012 production and cash costs, capital expenditures, and exploration budget in January 2012.  For the balance of 2011, the Company will focus on:

•	Progressing the LDI mine expansion;

•	Advancing the development work at depth at Sleeping Giant;

•	Advancing the Vezza gold project towards a production decision by year-end; and

•	Continuing exploration programs aimed at increasing reserves and resources at LDI and in the gold division.

Conference Call and Webcast

Date:	Thursday, November 3, 2011
Time:	2:00 p.m. ET
Webcast:	www.nap.com
Live Call:	1-866-551-3680 or 416-849-8296 (PIN: 91956256, followed by # sign)
Replay:	1-866-551-4520 or 212-401-6750 (PIN: 277051, followed by # sign)

The conference call replay will be available until midnight on February 2, 2012. An archived audio webcast of the call will also be posted to the Company’s website.  Alternative international toll-free and toll access dial-in numbers for global conference participants are available on the Company’s website under the Conference Calls tab on the Investor Relations page.

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About North American Palladium

NAP is a Canadian precious metals company focused on growing its production of palladium and gold in mining-friendly jurisdictions.  The Company’s flagship mine, Lac des Iles, is one of the world’s two primary palladium producers. NAP also owns the Sleeping Giant gold mine and the Vezza gold project, both located in the Abitibi region of Quebec. The Company has extensive landholdings adjacent to both its Lac des Iles and Sleeping Giant mines, and a number of exploration projects.  NAP trades on the NYSE Amex under the symbol PAL and on the TSX under the symbol PDL.

1 Non-IFRS measure.  Please refer to Non-IFRS Measures in the MD&A.

2 NAP’s consolidated financial statements for the third quarter ended September 30, 2011 are available in the Appendix of this news release. Certain prior period amounts have been reclassified to conform to the presentation adopted in 2011. These financial statements should be read in conjunction with the notes and management’s discussion and analysis available at www.nap.com, www.sedar.com, and www.sec.gov.

For further information please contact:
Camilla Bartosiewicz
Manager, Investor Relations and Corporate Communications
Telephone: 416-360-7590 Ext. 7226
Email: camilla@nap.com

Cautionary Statement on Forward Looking Information
Certain information included in this press release constitutes ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Such statements include without limitation: any information as to our future exploration, financial or operating performance, including the Company’s forward looking production guidance, cash costs, project timelines, the methods by which ore will be extracted, projected capital expenditures and other statements that express management's expectations or estimates of future performance.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this news release, which may prove to be incorrect, include, but are not limited to: that metal prices will be consistent with the Company’s expectations, that the exchange rate between the Canadian dollar and the United States dollar will be approximately consistent with current levels, that there will be no significant disruptions affecting operations, that prices for key mining and construction supplies, including labour costs, will remain consistent with the Company’s expectations, that the Company’s current estimates of mineral reserves and resources are accurate and that there are no material delays in the timing of ongoing development projects. The forward-looking statements are not guarantees of future performance. The Company cautions the reader that such forward-looking statements involve known and unknown risks that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risks include, but are not limited to: the possibility that metal prices, foreign exchange assumptions and operating costs may differ from management’s expectations, uncertainty of mineral reserves and resources, that the Lac des Iles and Sleeping Giant mines and may not perform as planned,  and that the Offset Zone, Vezza project and other properties may not be successfully developed. For more details on the factors, assumptions and risks see the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

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Condensed Interim Consolidated Balance Sheet
(expressed in thousands of Canadian dollars)
(unaudited)

	September 30	December 31	January 1
	2011	2010	2010

ASSETS
Current Assets
Cash	$37,479	$75,159	$98,255
Accounts receivable	68,956	80,683	-
Taxes receivable	1,137	734	204
Inventories	20,493	27,487	25,306
Other assets	6,462	27,551	2,495
Total Current Assets	134,527	211,614	126,260

Non-current Assets
Mining interests	253,668	126,286	85,014
Reclamation deposit	2,100	10,537	10,503
Total Non-current Assets	255,768	136,823	95,517
Total Assets	$390,295	$348,437	$221,777

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$36,505	$39,859	$12,442
Current portion of obligations under finance leases	1,359	1,196	558
Provisions	1,000	1,000	1,000
Other financial liabilities	-	-	56
Total Current Liabilities	38,864	42,055	14,056

Non-current Liabilities
Taxes payable	1,459	936	1,573
Asset retirement obligations	19,858	12,594	13,602
Obligations under finance leases	692	1,195	576
Deferred mining tax liability	3,426	1,207	832
Total Non-current Liabilities	25,435	15,932	16,583

Shareholders’ Equity
Common share capital and purchase warrants	744,102	702,787	574,878
Stock options and related surplus	7,570	5,596	4,242
Contributed surplus	5,551	5,537	6,079
Deficit	(431,227)	(423,470)	(394,061)
Total Shareholders’ Equity	325,996	290,450	191,138
Total Liabilities and Shareholders’ Equity	$390,295	$348,437	$221,777

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Condensed Interim Consolidated Statement of Operations and
Comprehensive Income (loss)
(expressed in thousands of Canadian dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Revenue	$38,310	$38,451	$126,422	$67,596

Operating expenses
Production costs	28,928	20,452	88,138	53,153
Smelting, refining and freight costs	2,432	1,953	6,007	3,147
Royalty expense	1,106	1,439	4,131	2,184
Depreciation and amortization	4,201	3,520	13,306	11,744
Inventory pricing adjustment	-	(388)	-	-
Loss (gain) on disposal of equipment	(891)	86	(1,133)	103
Total operating expenses	35,776	27,062	110,449	70,331
Income (loss) from mining operations	2,534	11,389	15,973	(2,735)

Other expenses
Exploration	1,956	7,008	11,929	17,594
General and administration	2,938	2,470	9,478	7,789
Interest and other costs (income)	(288)	(26)	(1,737)	(2,043)
Foreign exchange loss (gain)	114	(1)	397	(8)
Total other expenses	4,720	9,451	20,067	23,332
Income (loss) before taxes	(2,186)	1,938	(4,094)	(26,067)
Income and mining tax recovery (expense)	(630)	866	(3,663)	(1,329)
Income (loss) and comprehensive income (loss) for the period	$(2,816)	$2,804	$(7,757)	$(27,396)
Income (loss) per share
Basic and diluted	$(0.02)	$0.02	$(0.05)	$(0.20)
Weighted average number of shares outstanding
Basic	162,585,679	147,537,429	161,739,687	138,814,869
Diluted	162,585,679	148,357,596	161,739,687	138,814,869

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Condensed Interim Consolidated Statement of Cash Flows
(expressed in thousands of Canadian dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Cash provided by (used in)
Operations
Net income (loss) for the period	$(2,816)	$2,804	$(7,757)	$(27,396)
Operating items not involving cash

Depreciation and amortization	4,201	3,520	13,306	11,744
Deferred income and mining tax expense (recovery)	1,555	(867)	376	2,134
Share-based compensation and employee benefits	884	450	2,674	1,367
Other	(763)	185	(749)	359
	3,061	6,092	7,850	(11,792)
Changes in non-cash working capital	12,822	(26,099)	36,801	(36,762)
	15,883	(20,007)	44,651	(48,554)
Financing Activities
Issuance of common shares and warrants, net of issue costs	461	51	42,472	94,258
Repayment of obligations under capital leases	(356)	(729)	(1,350)	(1,454)
Interest paid on capital leases	(38)	(46)	(125)	(104)
Mine reclamation deposit	-	-	8,437	-
	67	(724)	49,434	92,700
Investing Activities
Additions to mining interests	(50,561)	(14,589)	(133,068)	(29,222)
Proceeds on disposal of mining interests	851	404	1,303	435
	(49,710)	(14,185)	(131,765)	(28,787)
Increase (decrease) in cash and cash equivalents	(33,760)	(34,916)	(37,680)	15,359
Cash and cash equivalents, beginning of period	71,239	148,530	75,159	98,255
Cash and cash equivalents, end of period	$37,479	$113,614	$37,479	$113,614

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